Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF KEZAR LIFE SCIENCES, INC.

Kezar Life Sciences, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

First: The name of the Corporation is Kezar Life Sciences, Inc.

Second: The date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was February 19, 2015.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

The first paragraph of Article IV is hereby deleted in its entirety and replaced as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is two hundred sixty million (260,000,000) shares. Two hundred fifty million (250,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001) and ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”

Fourth: The foregoing amendment was submitted to the stockholders of the Corporation for their approval and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

In Witness Whereof, Kezar Life Sciences, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 14th day of June, 2023.

KEZAR LIFE SCIENCES, INC.

By:	/s/ John Fowler
John Fowler Chief Executive Officer